

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via Email
Mr. Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China Ltd
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China 100082

> **Re:** **Aluminum Corporation of China Ltd**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-15264**

Dear Mr. Xiong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.   We note the disclosure on page 68 that RMB63,408 million of sales in your trading segment, including sales of coal and non-ferrous metals, relate to supply purchased from third party sources. Your existing disclosure on pages 14, 58, and elsewhere states that these supplies are purchased under spot and long term contracts but does not address the scope of your trading activities or the material terms under which you typically trade with third parties. With a view to potential disclosure in future filings, and only to the extent material, please provide additional quantitative and qualitative disclosure about the specific commodities you trade, the terms under which you engage in trading activities, your hedging activities, and the degree to which your trading of materials sourced from third parties contributed to your net income/loss for the periods covered by your financial

statements. See Items 4.B and 5 to Form 20-F. Please provide us with your proposed draft disclosure for future filings, based on your December 31, 2011 figures.

Exhibits

2.   Your exhibit index does not reflect many of the exhibits required by Item 19 to Form 20-F and the instructions thereto. Without limiting the generality of the foregoing, we note you have not listed any articles of incorporation, bylaws, material credit, joint venture, or related party agreements or indentures. Please confirm to us that you will include all required exhibits in future filings or incorporate by reference to the exhibits. Please provide us with a draft of your exhibits index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Chengfei Ding
        Baker & McKenzie LLP